[RRI Energy, Inc. Letterhead]
July 31, 2009
Via EDGAR and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC 20549-3561

Attention:	Mr. H. Christopher Owings, Assistant Director Ms. Lilyanna L. Peyser, Attorney Advisor Ms. Ellie Bavaria, Special Counsel Mail Stop 3561

Re:	RRI Energy, Inc. Form 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2008 Filed March 2, and April 30, 2009 File No. 1-16455
Dear Mr. Owings, Ms. Peyser and Ms. Bavaria:
On behalf of RRI Energy, Inc. (the Company or we, us or our), set forth below are responses to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) included in the Staff’s letter to Mark M. Jacobs dated July 23, 2009 (Comment Letter) regarding the above-referenced filings of the Company. For the convenience of the Staff, the text of the Staff’s comment is reproduced in its entirety followed by our response.
Annual Report on Form 10-K/A
Code of Business Conduct, page 3
1.	We note your response to comment four of our letter dated June 29, 2009. Please expand your disclosure to describe the listing standards of the NYSE and the “applicable laws, rules and regulations,” including those regarding the independence of audit committee members, that the board uses to determine whether a director may engage in transactions and relationships that may affect his or her independence. Please provide us with the revised disclosure that you propose to include in future filings.

Company Response
In the future, information regarding our code of conduct and director independence is expected to be incorporated by reference into our Annual Report on Form 10-K from our proxy statement. Our disclosure regarding our code of conduct will be revised to read as follows:
Under the terms of our Business Ethics Policy, each of our independent directors is required to ensure that he or she does not have any relationships or engage in any activities that would result in the director not being independent. Prior to engaging in any material relationship or activity that could reasonably be expected to affect his or her independence, the director must consult with our General Counsel, who determines whether the relationship or activity is addressed and permitted by our independence standards. Our General Counsel refers the matter to the Board if the specific relationship or activity is not addressed by our independence standards. If our General Counsel or Board determines that the relationship or activity would jeopardize the director’s independence, the director is not permitted to engage in the activity or relationship. For a discussion regarding our independence standards, see “Corporate Governance — Director Independence.”
The disclosure regarding director independence will be revised to include a general description of the NYSE listing standards and the Commission rule referred to therein (Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934). This disclosure will be revised to read as follows:
At least once a year, the Nominating & Governance Committee reviews all relationships each director has with us, including any charitable contributions we make to organizations where our directors serve as board members. The Nominating & Governance Committee reports the results of its review to the Board, which then determines which directors satisfy our independence standards. Rather than adopting categorical standards of independence, the Board assesses independence on a case-by-case basis, in each case consistent with the legal requirements described in our committee charters and the listing standards of the New York Stock Exchange (“NYSE”). These standards provide that a director cannot be independent unless the board affirmatively determines that the director has no material relationship with us. In addition, a director is not independent if the director does not meet the objective tests described in the NYSE listing standards. Under the NYSE listing standards, audit committee members must also satisfy the SEC rule regarding independence.
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The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your Comment Letter. If you have any questions, please contact me at 713-497-7465, Kathy Tedore at 713-497-7461 or Allison Cunningham at 713-497-5026.
Sincerely,

/s/ Michael L. Jines
Michael L. Jines
Executive Vice President, General Counsel,
Corporate Secretary and Chief Compliance
Officer, RRI Energy, Inc.

cc:	Mark M. Jacobs, President and Chief Executive Officer, RRI Energy, Inc.
Thomas C. Livengood, Senior Vice President and Controller, RRI Energy, Inc.
Kathy Tedore, Deputy General Counsel, Corporate Law, RRI Energy, Inc.
Allison Cunningham, Corporate Counsel, RRI Energy, Inc.
Rocky L. Duckworth, Partner, KPMG LLP